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Exhibit 12.2

Computation of Ratio of EBITDA to combined fixed charges

	For the 12 Months Ended December 31,
	2003		2002		2001		2000		1999
EBITDA:
Net income	$292,157		$215,270		$229,912		$217,586		$38,886
Add: Interest expense	194,999		185,375		169,974		173,549		91,112
Add: Depreciation and amortization	55,286		46,948		34,573		33,529		10,219
Add: Minority interest in consolidated entities	249		162		218		195		41
Add: Cumulative effect of change in accounting principle	—		—		282		—		—
Add: Costs incurred in acquiring external advisor	—		—		—		—		94,476
Less: (Loss) income from discontinued operations	(1,916)		(7,614)		(10,429)		(7,960)		(853)
Less: Gain from discontinued operations	(5,167)		(717)		(1,145)		(2,948)		—

Total EBITDA	$535,608		$439,424		$423,385		$413,951		$233,881
Combined fixed charges
Interest expense	$194,999		$185,375		$169,974		$173,549		$91,112
preferred dividends	36,908		36,908		36,908		36,908		23,843

Total combined fixed charges	$231,907		$222,283		$206,882		$210,457		$114,955
EBITDA/Combined fixed charges	2.31	x	1.98	x	2.05	x	1.97	x	2.03	x

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Computation of Ratio of EBITDA to combined fixed charges